Jordan K. Thomsen Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America Three Gateway Center, Newark, NJ 07102 Tel: 973-204-3146 jordan.thomsen@prudential.com

August 16, 2022

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Index Strategies under Prudential FlexGuard Life IVUL
Prudential FlexGuard Life IVUL
Initial Registration Statements on Forms S-3 and N-6
File Nos. 333-265507; 333-265486.

Dear Mr. Zapata:

On behalf of Pruco Life Insurance Company and its Pruco Life Variable Universal Account, we are providing responses to the Staff’s letter dated August 8, 2022, to the Registration Statements noted above. The Staff’s comments and our proposed responses are as follows:

General Comments

a)Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statement. We may have further comments when you supply the omitted information.

Response – All missing information, including all exhibits, will be filed in our pre-effective amendment.

b)Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the registrants will be solely responsible for any benefits or features associated with the Contract.

Response – There are no types of guarantees or support agreements with third parties to support any Contract features or benefits. Pruco Life is solely responsible for the benefits or features associated with the Contract.

Index Strategies Prospectus on Form S-3

1. Cross-References

Consider formatting all internal cross-references within the prospectus as hyperlinks for ease of investors’ navigation of the document.

Response – Hyperlinks for the cross-references will be included in our pre-effective amendment.

2. Cover Page

a)As part of the discussion of the prospectus of the Contract, please add disclosure explaining that investors can put their money in either the Index Strategies or in one or more of the variable account options similar to the paragraph describing these options contained on the cover page of the N-6 prospectus discussed below.

Response – We will add the following disclosure as the first paragraph to the cover page:

Generally, you (the “Contract Owner”) may choose to allocate your Contract's premiums and its earnings to (i) the Fixed Rate Option, (ii) one or more Variable Investment Options and (iii) one or more Index Strategies. A description of the Fixed Rate Option, which pays a guaranteed interest rate, and a complete list of the available Variable Investment Options are included in the Contract’s prospectus. The Index Strategies are described herein.

b)In the sixth paragraph of the cover page, the registrant states that the prospectus is being provided for informational and educational purposes and not intended to be investment advice. Please remove the first and second sentences containing these statements as they are not required or permitted by Form S-3.

Response – These sentences will be deleted.

c)Please add a summary of some of the key Index Strategies principal risks, addressing the following concepts:

I.Index-linked annuity contracts are complex insurance and investment vehicles;

Response – The following sentence will be added in bolded text:

Index-linked and variable life insurance contracts are complex insurance and investment vehicles.

II.The registrant’s obligations under the contract are subject to the creditworthiness and claims paying ability of the registrant; and

Response – The following sentences will be added:

We are obligated to pay all amounts promised to Contract Owners under the Contract. The obligations to Contract Owners and beneficiaries arising under the Contracts are our general corporate obligations. Guarantees and benefits within the Contract are subject to our creditworthiness and claims paying ability.

III.There is a risk of loss of principal under the contract and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals;

Response – The following disclosure will be added in bolded text:

There is a risk of substantial loss of your principal. The risk of loss may be greater in the case of an early withdrawal due to any associated charges and interim value adjustments applied to such withdrawals. These charges and adjustments may result in loss even when the value of an Index has increased. In addition, rates associated with the Index Strategies for subsequent investment periods may be higher or lower than initial rates and may differ from the rates used for new Contracts or for other Contracts issued at different times. Refer to the Risk Factors section of this prospectus for more information.

d)Please provide a cross-reference/hyperlink to the Risk Factors section of prospectus. See
Reg S-K 501(b).

Response – We will include a cross-reference with a hyperlink to the Risk Factors section, as shown in our response to Comment 2.c.iii immediately above.

e)The registrant states that the Index Strategies may not be available in all states. The registrant must disclose all material variations to the Contract. Please include in the prospectus or an appendix to the prospectus, disclosure detailing all material state variations to the Contract.

Response – We will not offer the Contract without state approval of the Index Strategies. All material state Contract variations will be included in Appendix B to the N-6 registration in our pre-effective amendment. Consequently, we will edit this sentence:

The Index Strategies may not be available ~~in all states or~~ through all selling broker-dealers.

3. Summary of the Index Strategies

a)Please add general descriptions of the reference indices to the summary.

Response – Currently, there is only one reference index used for the Index Strategies. We will add the following sentence to the second paragraph in this section:

We currently offer Index Strategies based on the S&P 500® Index Price Return, which is the S&P 500® Index excluding dividends. The S&P 500® Index is comprised of 500 stocks considered representative of the overall market.

b)Please add the word “new” prior to the word “Segment” in the fifth sentence of the third paragraph of page one.

Response – We will make this edit.

c)Please delete or revise for clarity the following sentence of the third paragraph on page one: “These Segments are the components of the Index Strategies that qualify for Index Interest.”

Response – We will delete this sentence.

d)The registrant references a Segment’s Participation Rate in the third paragraph of page one. Please explain the meaning of Participation Rate prior to first use or provide an appropriate cross reference to explanatory disclosure.

Response – We will define Participation Rate when it is first used, as follows:

The Participation Rate is the percentage of any positive Index Return that will be used in calculating the Index Interest on the Segment maturity date.

e)Please provide further descriptions of the caps, step rate, floor, and buffer features in the summary of the strategies. Include explanations of how and when these features reset, what notice is given to investors prior to each reset, and how much time investors have to reject a particular Segment.

Response – The following disclosure will be added:

The Cap with Buffer Index Strategy provides an Index Interest equal to the Index Return up to a Cap (guaranteed to never be less than 5%).
1.If the Index Return is positive and equal to or greater than the Cap rate, then the Index Interest is equal to the Cap. If the Index Return is positive, but less than the Cap, the Index Interest is equal to the Index Return.
2.If the Index Return is negative, but less than or equal to the 10% Buffer, the Index Interest is zero. Otherwise, the Index Interest is equal to the negative Index Return in excess of the 10% Buffer.
3.Offers a percentage of downside protection, but limits upside potential.
The Cap with Floor Index Strategy provides an Index Interest equal to the Index Return up to a Cap (guaranteed to never be less than 2%).
1.If the Index Return is positive and equal to or greater than the Cap rate, then the Index Interest is equal to the Cap. If the Index Return is positive, but less than the Cap, the Index Interest is equal to the Index Return.
2.If the Index Return is negative, the Index Interest is zero due to the 0% Floor.
3.Offers the greatest level of downside protection, but limited upside potential.
The Step Rate Plus Index Strategy provides an Index Interest equal to the greater of the Index Return multiplied by a Participation Rate (guaranteed never to be less than 60%) or the Step Rate (guaranteed never to be less than 1%).
1.If the Index Return is zero or positive, the Index Interest is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
2.If the Index Return is negative, but less than or equal to the 10% Buffer, the Index Interest is zero. Otherwise, the Index Interest is equal to the negative Index Return in excess of the 10% Buffer.
3.Offers an upside potential with no maximum or limitations, as well as a percentage of downside protection.
If you choose to invest in Index Strategies, you must provide us with written allocation instructions in good order. You may change these instructions at any time, but we reserve the right to defer allocation instructions into Index Strategies received less than two business days prior to a Segment’s start date until the next available Segment start date for that Index Strategy. For currently available Index Strategies and associated rates, please refer to our website at www.prudential.com/eprospectus. New rates will be set for Index Strategy on or prior to the Segment start date and will be available on our website. These rates may be set no more frequently than monthly. New rates may be different than rates previously applied to your Contract and from the current rates that we are offering for newly issued contracts. We currently offer Index Strategies for one-year terms. The Contract offers Index Strategies with 10% Buffers. New Buffers may be offered with new Index Strategy options. The Buffer is the amount of protected negative return. Any loss beyond the Buffer level reduces the Contract Fund value allocated to the Index Strategy.

f)Please include in the summary a description of any rights Pruco Life has to change or discontinue an index, either at the end or in the middle of a Segment, and to not renew Segments that offer a particular level of downside protection.

Response – See our response to 3.g. below for disclosure specifying the circumstances under which we would change or discontinue the use of a reference Index, and a statement regarding our obligation to offer a certain level of downside protection.

g)Add that investors may not receive the returns they expected if an index strategy is discontinued in mid segment.

Response – We will amend and add disclosure to “Right To Discontinue And Limit Amounts Allocated To The Index Strategies” in “Summary Of Index Strategies”.

In the current paragraph we will add the following after the second sentence:

We are not obligated to continue to offer Segments with any particular level of downside protection.

We will also add the following as a new second paragraph:

If an Index is discontinued or changed in a manner that results in a material change in the formula or method of calculating the Index, we reserve the right to substitute it with an alternative Index and will notify you of any such substitution. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy maturity date. An Index substitution will not change your Index Strategy. A substitution of an Index between the Index Strategy start date and Index Strategy maturity date may impact the calculation of your Index Interest on the Index Strategy maturity date. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Interest.

h)Also note in the summary if Pruco Life has the right to recalculate index performance from the beginning of a Segment using a new index introduced in the middle of an existing Segment.

Response – See our response to 3.g. above. Pruco Life will not recalculate index performance from the beginning of a Segment using a new index if the reference index changes mid-Segment. Index Interest will be calculated based on the replaced reference Index until the date of substitution and then based on the new (replacement) Index for the period thereafter until maturity.

i)The summary should include a listing of all transactional and ongoing expenses, including the surrender charge, any ongoing contract charge for investing in an indexed annuity, and any other administrative charges.

Response – There is no investment expense charged for allocation to the Index Strategies. All Contract and transactional charges are disclosed in the Contract’s summary and statutory prospectus. We will include language to remind the reader to review the “Fee Table” and “Charges and Expenses” sections in the Contract’s prospectus. There is a Charges & Expenses section on page 12 of the S-3. Both the Contract and Index Strategies prospectuses are provided to investors, so they will receive complete disclosure regarding the expense associated with owning the policy.

4. Risk Factors

a)Add disclosure addressing whether adjustments and charges imposed withdrawals either before the end of a surrender charge period or the end of a Segment, such withdrawals can result in a loss of principal even if the index performance has been positive.

b)Add disclosure stating that ongoing Contract charges could cause amounts available for withdrawal to be less than what has been invested, even if the Index performance has been positive.

Response to 4(a) & 4(b) – Contract owners may not request withdrawals (including charges) to be deducted from the Index Strategies or the Fixed Holding Account. There is a withdrawal hierarchy described in the S-3 (pgs. 12 & 14), that explains these amounts must first come from Variable Investment Options and the Fixed Rate Option. Once those options have been reduced to zero, amounts are then taken from the Fixed Holding Accounts until those are reduced to zero. Only then do we deduct amounts from the

Segments in a last in-first out (“LIFO”) manner. The following edits will be made to the “Impact of Withdrawals On Segment Value” risk factor to address both comments.

Impact Of Withdrawals On Segment Value – Withdrawals taken for any reason, including to pay Contract charges and expenses, death benefit payments, transfers, loans, and surrenders, can negatively impact your Segment value. (1) If a withdrawal is taken from Contract Funds allocated to a Segment with a Buffer, the withdrawal will cause an immediate reduction to your Index Strategy Segment Base in a proportion equal to the reduction in your Segment’s Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions to your Index Strategy Segment Base will negatively impact your Interim Value for the remainder of the Segment(s) with a Buffer and will result in the application of a lower Index Interest on the Segment with a Buffer at maturity. Once your Index Strategy Segment Base is reduced ~~due to a withdrawal or a face amount decrease~~ during any Segment with a Buffer, it will not increase for the remainder of the Segment with a Buffer. (2) If a withdrawal is taken from Contract Funds allocated to a floored (non-buffered) Segment, it will cause an immediate reduction in your Index Segment Strategy Base and result in the application of lower Index Interest at maturity. Once your Index Strategy Segment Base is reduced ~~due to a withdrawal or a face amount decrease~~ during any floored Segment, it will not increase for the remainder of the floored Segment. In either instance, even if Index performance has been positive, the Index Return will be applied against a lower Index Segment Strategy Base resulting in lower (or zero) Index Interest.

c)Given that the Index Strategies are not available in all states, please add this information as a risk factor and provide a cross-reference to the state variations section/appendix.

Response – As noted in our response to Comment 2.e., we will not offer the Contract in states where the Index Strategies are not available.

d) Please add a risk factor that addresses the tax status of this product, the potential for tax law changes, and the caution that investors should consult a tax advisor.

We will include the following risk factor:

Potential Tax Consequences – Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract Owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. We reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance for federal tax purposes. Current federal tax law generally excludes Death Benefits from the gross income of the beneficiary of a life insurance contract. However, your Death Benefit could be subject to income tax in certain instances, such as if transferred in accordance with a reportable policy sale. Your Death Benefit may also be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans) in excess of premiums paid are treated as ordinary income.
Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract under Section 7702A of the Internal Revenue Code. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed). Under current tax law, lifetime distributions, including loans and assignments, are taxed less favorably (on a gain first basis) under Modified Endowment Contracts. Death Benefit payments under Modified Endowment Contracts, however, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.
Disclosure contained herein is based on current tax law and not intended as tax advice. Tax laws and interpretations are subject to change at any time, which may impact your Contract. You should consult your own tax adviser for complete information and advice.

5. Description of the Index Strategies

Consider adding charts and graphics to more clearly explain the cap, floor, and buffer features of the Index Strategies.

Response – We will consider the addition of graphical demonstrations of Index Strategy features, subject to the limitations of our filing software.

6. Incorporation of Certain Documents by Reference (p. 15)

Please include hyperlinks to all documents that are incorporated by reference and also filed on EDGAR, per rule 411 under the Securities Act.

Response – We will include all hyperlinks per rule 411 when we file our pre-effective amendment.

FlexGuard Life IVUL Prospectus on Form N-6

1. EDGAR Series and Class ID

Please correct the EDGAR class ID as it currently reads “Pruco Life Prudential FlexGuard Life IVUL” Remove the phrase Pruco Life as it is not part of the Contract name.

Response – We always include the issuer name as a prefix to the marketing name of our product when creating class IDs. We’ve determined that a search in EDGAR for the marketing name – Prudential FlexGuard Life IVUL – will return the right filing result, despite our inclusion of the issuing company as a prefix. We’d prefer to leave the class ID as it is currently entered.

2. Overview of the Contract

a)In the second paragraph under the Brief Description of the Contract, the registrant states that the prospectus is being provided for informational and educational purposes and not intended to be investment advice. Please remove the first and second sentences in this paragraph as they are not required or permitted by Form S-3.

Response – These sentences will be deleted.

b)Investment Choices. The registrant states that designated transfers are generally available for the Index Strategies. Please explain what is meant by the phrase designated transfers.

Response – The term “Designated Transfers” will be added to the Glossary in the S-3. The current disclosure under “Investment Choices” in the “Overview of the Contract” section in the N-6 provides a reference to the Index Strategies prospectus where this definition can be found.

c)The Contract Fund. Pruco Life states that the Contract Fund value also changes to reflect the current value of the Index Strategy Segment(s). Please provide further disclosure explaining how often the value changes to reflect such changes.

Response – The following edits will be made to this section:

The Contract Fund – Your net premiums paid into the Contract are held in the Contract Fund, the value of which changes daily reflecting: (1) increases or decreases in the value of the Funds; (2) interest credited on any amounts allocated to the Fixed Rate Option or held in the Fixed Holding Account(s); (3) current value of the Index Strategy Segment(s), ~~and~~ (4) interest credited on any loan; and (5) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options. The Contract Fund value also changes to reflect ~~the current value of the Index Strategy Segment(s),~~ monthly deductions, and any withdrawals or accelerated benefits.

d) Loans. In the discussion of borrowing against the Contract, please add a cross-reference to corresponding risk disclosure addressing loans and withdrawals.

Response – We will add a cross-reference.

e) Canceling the Contract. Add a cross-reference to Appendix B discussing state variations.

Response – We will add a cross-reference.

3. Fee Table

a)Please reformat the third column tables covering “Amount Deducted.” This third column should contain the maximum and current fee data vertically, with the maximum fees appearing above the current fees for each row.

Response – The format as filed is consistent with the presentation of our other variable life offerings in both statutory and summary prospectuses. By separating the current and maximum charges into side-by-side columns, we believe this presentation provides greater clarity and comparative review for our contract owners. We prefer to leave the formatting as filed.

b)Footnote 2 to the Transaction Fees table states that no optional riders have been added to the Contract. If accurate, please revise footnote 2 to specify that the surrender charges in the table are based on the Basic Insurance Amount and do not include the costs associated with optional riders.

Response – Since none of the optional riders available with the Contract have a surrender charge, Footnote 2 is inapplicable and will be removed. The following footnote will be renumbered.

4. Principal Risks

With regard to Contract Loan risk, add disclosure cautioning that loan collateral does not participate in the investment results of the account. Also, disclose the current loan interest rate and the fact that rates may change at Pruco Life’s discretion, if accurate. Further, state that the longer the length of the loan, the greater the negative impact on contract value.

Response – The loan interest rate is fixed at contract issue and can be found in the contract data pages. It would therefore not be accurate to include the disclosure point suggested by the second part of this comment. We also disclose in the “Loans” subsection that we charge interest at an effective annual rate of 2% for standard loans. On and after the 10th Contract Anniversary, all new and existing loans are considered preferred loans with an effective annual rate of 1.05%. We will edit the paragraph to add the following risk disclosure:

Taking a Contract Loan – Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse. When a loan is made, an amount equal to the loan proceeds is transferred out of the investment options and does not participate in any investment return until a loan repayment is made. Taking a Contract loan will prevent any Death Benefit guarantees from protecting your Contract from lapsing. The longer a loan remains outstanding the greater the potentially negative impact on the Contract Fund. In addition, a loan from your Contract may have tax consequences.

5. Index Strategies Separate Account (p. 8)

Pruco Life states that it guarantees all benefits relating to the investor’s value in the Index Strategies, regardless of whether assets supporting the Index Strategies are held in a separate account or the general account. Please explain what these Index Strategies benefits are that are being guaranteed and revise to clarify that there is no guarantee as to Segment value in an Index Strategy.

Response– We will replace “The Index Strategies Separate Account” section with the following disclosure:

Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account established under Arizona law. These assets are subject to the claims of the creditors of Pruco Life and the Segment values provided under the Index Strategies are subject to the claims paying ability of Pruco Life.
An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Index Strategies participate in the performance of the assets held in the Separate Account.
We are not obligated to invest according to specific guidelines or strategies except as may be required by Arizona and other state insurance laws.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (973) 204-3146.

Respectfully yours,

/s/ Jordan K. Thomsen	8/16/2022
Jordan K. Thomsen	Date
Vice President and Corporate Counsel
Pruco Life Insurance Company